Filed by: JDA Software Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: i2 Technologies, Inc.
Commission File No.: 000-28030
This filing contains forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. (“i2”) will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section and other sections of our 2009 Annual Report on Form 10-K and i2’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. (“JDA”) nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
This communication is being made in respect of the proposed transaction involving JDA and i2. In connection with the proposed transaction, JDA plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA’s corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2’s corporate website at www.i2.com.
JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA’s directors and executive officers is set forth in JDA’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2’s directors and executive officers is set forth in i2’s proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).
Filed below is a presentation given to industry analysts on November 5, 2009 regarding JDA’s proposed acquisition of i2.

JDA to Acquire i2 Industry Analyst Conference Call November 5th, 2009 [Dial In and Webinar Information]

This presentation contains forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words "anticipate," "believe," "estimate," "expect," "intend," "will," "should" and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management's current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of i2 Technologies, Inc. ("i2") will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of i2; the risk that customer retention and revenue expansion goals for the i2 transaction will not be met and that disruptions from the i2 transaction will harm relationships with customers, employees and suppliers; the risk that we will not successfully raise adequate financing for the intended structure; the risk that if our intended financing structure is not successful that our alternative financing structure will not be successful; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the "Risk Factors" section and other sections of our 2009 Annual Report on Form 10-K and i2's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Neither JDA Software Group, Inc. ("JDA") nor i2 assumes any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Forward-Looking Statements

11/5/2009 2:09 PM 3 11/5/2009 2:09 PM 3 11/5/2009 2:09 PM 3 11/5/2009 2:09 PM 3 11/5/2009 2:09 PM 3 11/5/2009 2:09 PM 3 Transaction Overview On November 4th, JDA signed a definitive purchase agreement to acquire i2 Technologies for $18.00 per share in cash and JDA stock1 Represents a diluted enterprise value of approximately $396mm Establishes JDA as the leading supply chain focused software company Transaction scheduled to close in the first quarter 2010 Transaction expected to be accretive to Non-GAAP EPS in 2010 Pro Forma combined LTM revenues $617mm and adjusted EBITDA $179mm Includes approximately $20mm of anticipated pro forma net operating synergies (1) $18.00 per share value based on JDA's closing stock price as of Wednesday, November 4, 2009. The final mix between per share cash and JDA stock consideration is dependent upon the final transaction structure used and closing i2 and JDA equity share counts.

Agenda Transaction Rationale Key Messages Summary Q&A Financial Review

Transaction Rationale Strategic Rationale Remains Unchanged from a Year Ago Creates a leading software company focused on supply chain Creates a global leader in transportation Enables accelerated innovation for this important vertical Expands addressable markets for both companies, notably JDA solutions to discrete manufacturing i2 solutions to retail Strongly accretive deal creates shareholder value and supports more aggressive growth

Transaction Rationale In addition to the rationale from last year: The time is right to create a global leader in supply chain The economic crisis has created a strong focus on efficiency and supply chain effectiveness This demand has driven strong license growth for JDA; now we expect to do the same in i2's traditional markets

JDA At-A-Glance A leader in Integrated Planning and Optimization systems focused on Manufacturing, Retail, Wholesale, Distribution and Services Industries 5,800+ customers, 1,800+ employees An experienced integrator of enterprise software companies

The Most Complete, Integrated Suite of Supply Chain Planning, Execution and Optimization Solutions Available JDA's End-To-End SCM Strategy Production Materials Distribution Retail Consumer Shipping

JDA Growth Strategy: Experienced Acquirer of Market Leaders Internal R&D Acquisitions 10 Acquisitions Assimilated Since 1998 Objectives Build scale Expand solutions suite Cost efficiencies Accretive to earnings

11/5/2009 2:09 PM 10 11/5/2009 2:09 PM 10 11/5/2009 2:09 PM 10 11/5/2009 2:09 PM 10 10 10 Experienced Acquirer Manugistics Acquisition in July 2006 - Instructive Case Study $242 million Enterprise Value Represented 1.4x LTM standalone revenue and 12.1x LTM standalone EBITDA Forecast $25-$30 million cost synergies - achieved $40 million synergies in 90 days Significant positive impact on pro forma combined scale and profitability JDA 2006 Manugistics Combined 2006 LTM EBITDA Growth JDA 3Q09 LTM EBITDA East 30 50 97.6 30 50 20 47.6 30 20 50 47.6 97.6 Adjusted EBITDA Created with Manugistics Acquisition ($mm)

11/5/2009 2:09 PM 11 11/5/2009 2:09 PM 11 Retail (~4,500 Companies) Process Mfg (~17,000 Companies) Discrete Mfg (~17,000 Companies) Note: Company counts reflect JDA's estimate of the approximate Tier 1 and Tier 2 addressable market Completes Addressable Manufacturing Market

11/5/2009 2:09 PM 12 11/5/2009 2:09 PM 12 11/5/2009 2:09 PM 12 11/5/2009 2:09 PM 12 11/5/2009 2:09 PM 12 11/5/2009 2:09 PM 12 Innovation Opportunities Long-Term Growth Drivers Creates a unique supply chain solution offering that integrates all consumer-driven manufacturers with retailers Establishes leadership position in global transportation solutions market Rapidly expands platform of service based offerings On Demand capabilities Managed Services Largest global supply chain focused services capability Comprehensive multi-year solutions integration roadmap will be developed Leveraging common technologies and rapid synergies Complementary platforms

11/5/2009 2:09 PM 13 11/5/2009 2:09 PM 13 11/5/2009 2:09 PM 13 11/5/2009 2:09 PM 13 11/5/2009 2:09 PM 13 11/5/2009 2:09 PM 13 Ease of Integration Common Values Deep domain Supply Chain experts Customer focused businesses Focus on leading edge innovation Industry leading associate retention Complementary Planning and Optimization solutions Complementary Markets Common Strategy for India Based Center of Excellence JDA CoE in Hyderabad will be supplemented with i2 base in Bangalore Maintain two locations as one logical center of excellence

Creates a leading enterprise software company with a deep focus on Supply Chain Pro Forma combined LTM revenues of $617m Doubles addressable manufacturing market Creates a leading global supply chain focused services capability enabling full complement of 'as a service' offerings Complementary solutions and technologies which will be integrated into a seamless suite ~$20mm of identified, near-term annual net synergies Majority of synergies to be realized in first 2-3 quarters Deal structure delivers high degree of transaction certainty Consistent with JDA strategy JDA's scale provides the ideal platform from which to rapidly expand the market reach for i2 solutions Cross selling opportunities - notably Selling i2 in retail Selling JDA into discrete manufacturing Ideal Fit for JDA EPS Accretive in 2010 Summary Supply Chain Leadership 14

Agenda Transaction Rationale Key Messages Summary Q&A Financial Review

11/5/2009 2:09 PM 16 11/5/2009 2:09 PM 16 11/5/2009 2:09 PM 16 11/5/2009 2:09 PM 16 11/5/2009 2:09 PM 16 11/5/2009 2:09 PM 16 Significant Increase In Scale Note: LTM as of Sep 30, 2009 JDA i2 Combined East 384.9 231.8 616.7 + JDA i2 Combined East 94.5 52.7 148 + JDA i2 Combined East 176.4 76.8 253.2 + JDA i2 Combined East 114 102.3 216.3 + Total Revenues (LTM) Software Revenues (LTM) Maintenance Revenues (LTM) Services Revenues (LTM) ($ in millions)

11/5/2009 2:09 PM 17 11/5/2009 2:09 PM 17 11/5/2009 2:09 PM 17 11/5/2009 2:09 PM 17 11/5/2009 2:09 PM 17 11/5/2009 2:09 PM 17 JDA i2 Combined Total Revenues $385 $232 $617 Total EBITDA (Pre-Synergies) $98 $61 $159 EBITDA Synergies (Net of Dis-synergies)(1) $20 Pro Forma EBITDA with Net Synergies $179 Total EBITDA Margin (Pre-Synergies) 25.8% EBITDA Synergies (Net of Dis-synergies)(1) 3.1% Pro Forma EBITDA Margin with Net Synergies 28.9% Pro-Forma Operating Statistics JDA i2 JDA + i2 Pro Forma Combined LTM Operating Stats (September 30, 2009) ($ in millions) (1) Reflects operating expense savings and some revenue dis-synergies.

11/5/2009 2:09 PM 18 11/5/2009 2:09 PM 18 11/5/2009 2:09 PM 18 11/5/2009 2:09 PM 18 11/5/2009 2:09 PM 18 11/5/2009 2:09 PM 18 Pro-Forma Growth in Profitability + ($ in millions) LTM Ending as of 30-Sep-2009 (1) Reflects operating expense savings and some revenue dis-synergies.

Agenda Transaction Rationale Key Messages Summary Q&A Financial Review

Key Messages Sales We will create an integrated global sales force immediately JDA has 250 people in sales and marketing and i2 has 145 Significant global reach Expanded presence for i2 and JDA solutions Significant cross-selling opportunities 133 common customers today from a customer base of more than 6,000 11/5/2009 2:09 PM 20

Key Messages Services This acquisition creates a global leader in supply chain focused services with over 1,000 services associates We will integrate these operations immediately Multiple service options for our customers Traditional behind the firewall implementations Managed Services On Demand Education Performance and Technical Support 11/5/2009 2:09 PM 21

Key Messages Products JDA will build a comprehensive multi-year integration roadmap to create one cohesive offering for the market We will integrate our platforms where appropriate Common technology base We will protect customer investments as we have done historically E.g. Manu/E3 We will announce the new roadmap as soon as possible 11/5/2009 2:09 PM 22

Center of Excellence JDA has over 600 people in our center of excellence in Hyderabad Sales support, services, customer support, R&D, internal G&A functions i2 has a similar concept in Bangalore with over 550 people Maintain two locations Operate one logical center 11/5/2009 2:09 PM 23

Agenda Transaction Rationale Key Messages Summary Q&A Financial Review

What Will Be Different Once we Combine JDA and i2? New scale, new levels of investment Innovation capable of generating new value for our customers Integrated solutions roadmap Integrated services and support roadmap Comprehensive delivery options for our customers Traditional behind the firewall deployment Service based deployments New challenges and career opportunities for our associates New synergies that create new value for our shareholders

What Will Be The Same? Focused on retail, manufacturing, wholesale, distribution and services industries Global supply chain leader Integrated planning, optimization and execution Investment protection for existing solutions Focus on value and delivering real results Commitment to creating industry leading career opportunities for our associates Industry-leading tenure and expertise at both companies

11/5/2009 2:09 PM 27 11/5/2009 2:09 PM 27 11/5/2009 2:09 PM 27 11/5/2009 2:09 PM 27 11/5/2009 2:09 PM 27 11/5/2009 2:09 PM 27 Durable, Comprehensive Value Proposition Establishes JDA as a market leader in Supply Chain Rapid integration to achieve benefits for customers, associates and shareholders Proven combined value proposition underscores cross-selling opportunity 130+ common customers Accretive transaction Conservative leverage maintains strong balance sheet +

Rule 425 Statement In connection with the proposed transaction involving JDA and i2, JDA plans to file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of JDA and i2 plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of JDA and i2. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JDA and i2 through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from JDA by directing a request to JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260, Attention: Investor Relations (telephone: (480) 308-3000) or going to JDA's corporate website at www.jda.com, or from i2 by directing a request to i2 Technologies, Inc., One i2 Place, 11701 Luna Road, Dallas, Texas 75234, Attention: Investor Relations (telephone (469) 357-1000) or going to i2's corporate website at www.i2.com. JDA, i2 and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding JDA's directors and executive officers is set forth in JDA's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2009, and Annual Report on Form 10-K filed with the SEC on March 13, 2009. Information regarding i2's directors and executive officers is set forth in i2's proxy statement for its 2009 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2009, and Annual Report on Form 10-K filed with the SEC on March 12, 2000. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).